Exhibit 99.1

NexGen Concludes Highly Successful Summer Development & Exploration Drilling

VANCOUVER, Nov. 30, 2017 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX:NXE, NYSE MKT:NXE) is pleased to report radioactivity results for the final forty holes from South Arrow and Arrow as part of our now concluded summer drilling program on our 100% owned, Rook I property, in the Athabasca Basin, Saskatchewan.

Arrow Highlights:

Drilling at Arrow has intersected strong mineralization in multiple areas including step-out holes drilled in key mineral resource expansion areas in the southwest gap, northeast gap and within the A3 shear. The Arrow Deposit remains open in most directions.

A3 Step-Outs

•	AR-17-159c1 intersected 44.0 m of total composite mineralization including 13.85 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 90.0 m section (377.0 to 467.0 m) in the A3 shear.
•	AR-17-159c2 intersected 54.5 m of total composite mineralization including 11.8 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 101.0 m section (375.5 to 476.5 m) in the A3 shear.

A3 Infill

•	AR-17-164c1 intersected 47.5 m of total composite mineralization including 5.0 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 147.0 m section (497.5 to 644.5 m) in the A3 shear.

Northeast Gap Step-Out

•	AR-17-171c3 intersected 45.5 m of total composite mineralization including 1.45 m of total composite off-scale radioactivity (>10,000 to 23,000 cps) within a 183.0 m section (749.5 to 932.5 m) in the A1 and A2 shears. The hole is 250 m northeast and down-dip of the mineral resource domains.

Southwest Gap Step-Out

•	AR-17-161c2 intersected 30.0 m of total composite mineralization including 1.2 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 314.0 m section (626.5 to 940.5 m) in the A3 though A5 shears. The hole is 54 m southwest and down-dip of the mineral resource domains.

Drill hole locations and longsections are shown in Figures 1 to 4. Drill hole descriptions can be found on our website at www.nexgenenergy.ca

South Arrow Highlights:

Systematic drilling at the recently discovered South Arrow has intersected uranium mineralization at continued shallow depths. South Arrow is comprised of multiple, stacked mineralized horizons and high grade mineralization occurs as accumulations of semi-massive to massive pitchblende similar to the Arrow Deposit. South Arrow remains largely open and off-scale radioactivity has been intersected over a strike length of currently 290 m.

•	AR-17-178c1 intersected 7.5 m of total composite mineralization including 1.85 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 170.5 m section (149.0 to 319.5 m). The off-scale mineralized section begins just 142 m below surface.
•	AR-17-170c1 intersected 12.0 m of total composite mineralization including 0.5 m of total composite off-scale radioactivity (>10,000 to >26,000 cps) within a 15.0 m section (243.0 to 258.0 m).
•	AR-17-174c1 intersected 35.0 m of total composite mineralization including 0.15 m of total composite off-scale radioactivity (>10,000 to >26,600 cps) within a 161.5 m section (225.5 to 387.0 m).
•	AR-17-184c1 intersected 11.0 m of total composite mineralization including 0.5 m of total composite off-scale radioactivity (>10,000 to >21,000 cps) within an 11.0 m section (134.0 to 145.0 m).

Development, Activities & Financial:

•	The eight drill rig summer development and exploration program has concluded. The program consisted of 82 infill, expansion, exploration and geotechnical holes totaling 44,781 m of diamond drilling. Assays remain pending for all holes. An additional five shallow geotechnical holes were completed with a sonic drill rig to test surface and subsurface conditions for future site infrastructure.
•	Planning for the winter 2018 development and exploration program has begun in advance of the maiden Pre-Feasibility Study to be published Q3/2018.
•	The Company has cash on hand of approximately $170 million.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: "The summer 2017 drill program objectives have been successfully achieved in balancing indicated resource growth in the A3 High Grade Domain while expanding inferred resource growth at Arrow. The added bonus of discovery and expansion of South Arrow suggests significant potential for resource growth within close proximity to the Arrow Deposit. A recently completed ground 3D resistivity survey over South Arrow focusing to the south west has highlighted the significant prospectivity of the Patterson Corridor along strike from Arrow and South Arrow which is yet to be tested."

Leigh Curyer, Chief Executive Officer, commented:  "The 2017 program has continued to demonstrate Arrow's resource growth and incredible robustness with drilling inside and outside the 2016 grade shells. The results have provided valuable data with respect to future resource growth opportunities and potential mine development. With assay results pending, plans are well underway for an exciting 2018 targeting continued resource definition and expansion at Arrow and South Arrow, together with advanced development studies leading into the publication of a maiden Pre-Feasibility Study in Q3 2018."

Table 1: Arrow Deposit Drill Hole Data
Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	Handheld Scintillometer Results (RS-120)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
AR-17-146c4	327	-70	978.5	110.4	678.00	678.50	0.50	<500 - 630
					715.50	720.00	4.50	<500 - 6270
					729.50	730.00	0.50	<500 - 575
					736.50	741.00	4.50	<500 - 1800
					759.00	760.00	1.00	<500 - 1300
					778.00	778.50	0.50	<500 - 3800
					793.00	796.00	3.00	<500 - 1450
					822.00	824.00	2.00	<500 - 2300
					831.00	834.50	3.50	<500 - 2610
					837.00	838.00	1.00	<500 - 1250
					908.00	908.50	0.50	<500 - 1600
					914.50	915.00	0.50	<500 - 530
AR-17-154c3	327	-70	870.5	120.6	597.50	598.00	0.50	<500 - 600
					652.00	653.50	1.50	<500 - 2850
					701.50	704.50	3.00	<500 - 750
AR-17-154c4	327	-70	945.5	120.6	594.00	594.50	0.50	<500 - 1150
					678.50	680.50	2.00	<500 - 5600
					714.50	715.00	0.50	<500 - 800
					717.50	721.50	4.00	<500 - 6800
					724.50	725.00	0.50	800 - 1800
					729.50	739.50	10.00	<500 - 5500
					745.00	752.00	7.00	<500 - 2600
					799.50	800.00	0.50	<500 - 1700
					841.00	841.50	0.50	<500 - 620
					865.00	869.00	4.00	<500 - 3100
					889.50	890.00	0.50	<500 - 820
AR-17-155c3	327	-70	912.5	128.6	437.50	438.00	0.50	<500 - 970
					466.50	468.00	1.50	<500 - 4050
					471.00	472.00	1.00	<500 - 620
					475.50	480.00	4.50	<500 - 8900
					494.00	495.00	1.00	<500 - 7800
					500.00	501.00	1.00	<500 - 3600
					523.00	524.50	1.50	<500 - 2100
					534.00	535.00	1.00	<500 - 4600
					547.00	550.00	3.00	<500 - 10500
					563.00	565.00	2.00	<500 - 8500
					568.00	571.00	3.00	<500 - 1500
					583.50	587.00	3.50	<500 - 2500
					611.00	612.00	1.00	<500 - >61000
					615.50	616.50	1.00	<500 - 41500
					619.00	626.00	7.00	<500 - 59000
					648.50	649.50	1.00	<500 - 510
					658.00	658.50	0.50	<500 - 1530
					661.00	662.50	1.50	<500 - 1310
					665.50	676.00	10.50	<500 - 10100
					681.50	685.50	4.00	<500 - 3100
					689.50	695.50	6.00	<500 - 9680
					701.00	702.50	1.50	500 - 30500
					756.50	757.00	0.50	630 - 1400
					760.00	762.00	2.00	<500 - 6300
					819.50	820.50	1.00	<500 - 2500
					825.50	827.50	2.00	<500 - 1100
					831.50	833.00	1.50	<500 - 10100
AR-17-156c2	327	-70	858.5	N/A	650.00	651.00	1.00	<500 - 860
					654.50	655.00	0.50	<500 - 3700
					658.00	658.50	0.50	<500 - 610
					679.50	680.00	0.50	<500 - 3000
					685.00	686.50	1.50	<500 - 2200
					710.00	710.50	0.50	<500 - 520
					714.50	715.00	0.50	<500 - 2900
					718.00	725.00	7.00	<500 - 15000
					771.50	772.00	0.50	<500 - 650
					813.50	815.00	1.50	<500 - 1250
AR-17-156c3	327	-70	903.5	N/A	703.00	703.50	0.50	<500 - 5600
					720.50	721.00	0.50	<500 - 510
					725.50	730.50	5.00	<500 - 10300
					735.50	741.00	5.50	<500 - 5890
					743.50	748.00	4.50	<500 - 7400
					764.50	777.00	12.50	<500 - 24300
					781.00	783.50	2.50	<500 - 4700
					813.50	815.00	1.50	<500 - 3300
					817.50	818.50	1.00	<500 - 1080
					822.00	823.00	1.00	<500 - 1000
AR-17-156c4	327	-70	936.5	N/A	363.50	364.00	0.50	<500 - 600
					659.00	660.00	1.00	<500 - 10300
					680.00	680.50	0.50	<500 - 1600
					692.50	693.00	0.50	<500 - 610
					718.50	719.00	0.50	<500 - 3700
					723.00	724.00	1.00	<500 - 10100
					749.50	750.00	0.50	<500 - 650
					757.50	758.50	1.00	<500 - 900
					768.00	768.50	0.50	<500 - 860
					773.50	779.00	5.50	<500 - >61000
					783.50	784.50	1.00	<500 - 7300
					788.50	790.00	1.50	<500 - 1100
					794.00	796.00	2.00	<500 - 2500
					800.50	802.00	1.50	<500 - 1820
					809.00	810.50	1.50	<500 - 1630
					813.50	814.00	0.50	<500 - 525
					818.00	825.50	7.50	<500 - 2090
					891.00	891.50	0.50	<500 - 520
AR-17-156c5	327	-70	789.5	N/A	669.50	671.50	2.00	<500 - 700
					675.00	675.50	0.50	<500 - 580
					683.00	683.50	0.50	<500 - 590
					701.00	708.00	7.00	<500 - 1790
					721.00	722.50	1.50	<500 - 2130
AR-17-159c1	327	-70	507.0	131.6	377.00	378.00	1.00	<500 - 700
					381.00	381.50	0.50	<500 - 550
					388.50	390.50	2.00	<500 - 2550
					395.50	396.50	1.00	<500 - 7200
					404.00	407.00	3.00	<500 - 15000
					410.50	415.50	5.00	<500 - 50000
					418.50	424.00	5.50	<500 - >61000
					427.50	453.00	25.50	<500 - >61000
					466.50	467.00	0.50	<500 - 530
AR-17-159c2	327	-70	546.0	131.6	375.50	376.00	0.50	<500 - 590
					391.00	398.50	7.50	<500 - 2200
					403.00	404.00	1.00	<500 - 1000
					422.50	423.50	1.00	<500 - 41000
					429.50	472.50	43.00	<500 - >61000
					475.00	476.50	1.50	<500 - 1650
AR-17-161c1	327	-70	999.5	N/A	743.00	744.00	1.00	<500 - 1700
					802.00	802.50	0.50	<500 - 1700
					813.00	814.00	1.00	<500 - 800
					822.50	823.00	0.50	<500 - 630
					827.00	835.50	8.50	<500 - >61000
					848.00	848.50	0.50	<500 - 730
					853.50	854.00	0.50	<500 - 2200
					860.00	860.50	0.50	<500 - 630
AR-17-161c2	327	-70	990.5	N/A	626.50	627.00	0.50	<500 - 3000
					699.00	699.50	0.50	<500 - 700
					703.00	704.50	1.50	<500 - 2200
					712.00	713.00	1.00	<500 - 900
					800.00	811.00	11.00	<500 - 5800
					818.00	819.00	1.00	<500 - 3300
					852.00	853.50	1.50	<500 - 1000
					863.00	869.50	6.50	<500 - >61000
					879.00	882.00	3.00	<500 - 27000
					892.00	893.50	1.50	<500 - 1500
					911.50	912.00	0.50	<500 - 700
					939.00	940.50	1.50	<500 - 1100
AR-17-164c1	327	-70	942.5	126.6	130.00	130.50	0.50	<500 - 1000
					424.50	425.00	0.50	<500 - 960
					458.50	462.50	4.00	<500 - 1640
					467.50	468.00	0.50	<500 - 1150
					483.50	484.00	0.50	<500 - 510
					487.00	488.50	1.50	<500 - 6330
					497.50	500.50	3.00	<500 - 17000
					505.00	513.50	8.50	<500 - 53000
					519.50	528.00	8.50	<500 - >61000
					534.50	535.00	0.50	630 - 16000
					545.50	550.00	4.50	<500 - 54000
					554.50	555.00	0.50	<500 - 820
					581.50	584.50	3.00	<500 - 32000
					587.00	588.00	1.00	<500 - 3000
					592.00	593.00	1.00	<500 - 1000
					601.50	603.50	2.00	<500 - 1500
					626.00	629.00	3.00	<500 - 1000
					632.50	644.50	12.00	<500 - 3400
					654.00	654.50	0.50	<500 - 800
					662.50	668.00	5.50	<500 - >61000
					672.00	684.00	12.00	<500 - 4500
					719.00	719.50	0.50	900 - 1800
					745.00	746.00	1.00	<500 - 4700
					773.50	777.00	3.50	<500 - 46000
					808.50	810.00	1.50	<500 - 3300
					823.00	823.50	0.50	<500 - 620
					831.00	831.50	0.50	<500 - 580
					841.00	841.50	0.50	<500 - 550
					897.00	897.50	0.50	<500 - 610
AR-17-164c2	327	-70	654.5	126.6	426.50	427.00	0.50	<500 - 2000
					451.50	452.00	0.50	<500 - 690
					468.50	469.00	0.50	<500 - 560
					485.50	487.00	1.50	<500 - 3850
					503.00	503.50	0.50	500 - 15000
					507.00	508.00	1.00	<500 - 11000
					519.50	520.00	0.50	500 - 4500
					532.50	533.00	0.50	<500 - 700
					544.00	545.00	1.00	<500 - 18000
					548.00	550.00	2.00	<500 - 12000
					556.00	562.00	6.00	<500 - 47000
					567.50	569.50	2.00	<500 - 20500
					575.50	577.00	1.50	<500 - 15000
					580.50	584.00	3.50	<500 - 18000
					588.00	603.00	15.00	<500 - >61000
					608.00	609.00	1.00	<500 - 1600
					614.50	615.00	0.50	<500 - 530
					631.00	635.00	4.00	<500 - 2700
					640.50	643.00	2.50	<500 - 1280
					646.50	649.50	3.00	<500 - 1600
					652.50	653.00	0.50	<500 - 740
AR-17-164c3	327	-70	549.5	126.6	445.50	448.00	2.50	<500 - 5500
					456.50	457.00	0.50	700 - 3600
					459.50	460.00	0.50	1200 - 9100
					463.50	471.50	8.00	<500 - 6000
					478.00	480.00	2.00	<500 - 4700
					485.00	486.50	1.50	<500 - 2300
					503.50	512.50	9.00	<500 - >61000
					520.00	524.50	4.50	<500 - 2420
AR-17-167c1	327	-70	837.5	124.0	481.50	485.00	3.50	<500 - 1500
					487.50	495.50	8.00	<500 - >61000
					530.00	534.00	4.00	<500 - 830
					539.50	541.00	1.50	<500 - 750
					544.50	545.00	0.50	<500 - 515
					551.00	554.50	3.50	<500 - 2200
					558.50	559.00	0.50	<500 - 640
					566.50	582.50	16.00	<500 - 7800
					589.50	590.00	0.50	<500 - 1300
					593.00	595.50	2.50	<500 - 5800
					600.50	601.00	0.50	<500 - 1800
					627.00	630.50	3.50	<500 - 14000
					637.00	637.50	0.50	<500 - 540
					654.00	654.50	0.50	<500 - 1000
					660.50	663.50	3.00	<500 - 2300
					676.00	679.00	3.00	<500 - 2600
					682.00	682.50	0.50	<500 - 540
					732.50	733.00	0.50	<500 - 1600
					780.00	785.00	5.00	<500 - 2900
AR-17-167c2	327	-70	723.5	124.0	460.00	460.50	0.50	<500 - 14000
					467.00	470.50	3.50	<500 - 54500
					483.50	484.00	0.50	<500 - 600
					533.50	534.00	0.50	<500 - 660
					538.00	540.50	2.50	<500 - 700
					548.50	549.00	0.50	<500 - 550
					553.00	554.00	1.00	<500 - 1200
					559.50	563.00	3.50	<500 - 3900
					573.50	574.00	0.50	<500 - 750
					580.50	581.00	0.50	<500 - 510
					615.00	618.00	3.00	<500 - >61000
					635.00	636.00	1.00	<500 - 9100
					639.00	640.00	1.00	<500 - 2580
AR-17-167c3	327	-70	727.5	124.0	435.00	435.50	0.50	<500 - 550
					441.50	444.50	3.00	550 - 7800
					511.00	511.50	0.50	<500 - 505
					519.50	520.00	0.50	<500 - 700
					534.00	535.50	1.50	<500 - 5200
					572.50	573.00	0.50	<500 - 1200
					576.00	577.00	1.00	<500 - 900
					693.00	693.50	0.50	<500 - 2100
AR-17-171c1	327	-70	920.0	119.3	714.00	715.50	1.50	<500 - 2300
					719.00	719.50	0.50	<500 - 1200
					727.00	728.00	1.00	<500 - 510
					733.50	736.00	2.50	<500 - 1500
					743.00	756.00	13.00	<500 - 12000
					769.50	772.00	2.50	<500 - 6100
					790.00	791.50	1.50	<500 - 11000
					813.50	814.00	0.50	<500 - 550
					856.00	859.50	3.50	<500 - 1500
					863.00	864.50	1.50	<500 - 790
AR-17-171c2	327	-70	921.5	119.3	649.50	651.00	1.50	<500 - 1400
					655.00	655.50	0.50	<500 - 720
					708.50	716.00	7.50	<500 - 14800
					718.50	719.00	0.50	<500 - 2200
					734.00	734.50	0.50	<500 - 2500
					740.00	743.00	3.00	<500 - 1460
					746.50	756.50	10.00	<500 - 6800
					760.00	764.00	4.00	<500 - 1100
					767.00	768.50	1.50	<500 - 940
					781.50	782.00	0.50	510 - 1350
					805.00	805.50	0.50	<500 - 2200
					808.50	812.50	4.00	<500 - 4800
					821.00	823.50	2.50	<500 - 4600
					842.00	843.00	1.00	<500 - 8600
					893.50	894.00	0.50	<500 - 520
AR-17-171c3	327	-70	978.5	119.3	749.50	750.50	1.00	<500 - 1570
					753.50	754.00	0.50	<500 - 630
					766.00	769.00	3.00	<500 - 8000
					776.50	777.00	0.50	<500 - 920
					780.00	782.50	2.50	<500 - 3380
					786.00	787.00	1.00	<500 - 6250
					792.00	799.00	7.00	<500 - 3100
					802.50	803.00	0.50	<500 - 610
					817.50	823.00	5.50	<500 - 6100
					826.50	827.00	0.50	<500 - 1400
					829.50	830.00	0.50	<500 - 1010
					897.00	902.00	5.00	<500 - 32700
					906.50	923.50	17.00	<500 - 11200
					927.50	928.00	0.50	<500 - 850
					932.00	932.50	0.50	<500 - 730
AR-17-176c1	327	-70	540.0	125.1	301.50	302.00	0.50	<500 - 510
					481.00	481.50	0.50	<500 - 1300
					484.50	485.00	0.50	<500 - 970
					489.50	491.00	1.50	<500 - 2200
					506.00	506.50	0.50	<500 - 600
AR-17-176c2	327	-70	870.5	125.1	444.00	448.00	4.00	<500 - 23000
					504.00	508.00	4.00	<500 - 6400
					514.00	515.50	1.50	<500 - 17000
					607.50	608.00	0.50	<500 - 1000
					618.00	627.50	9.50	<500 - 28800
					630.50	631.00	0.50	<500 - 510
					649.50	664.50	15.00	<500 - >61000
					671.00	673.00	2.00	<500 - 920
					675.50	688.00	12.50	<500 - 61000
					692.00	701.00	9.00	<500 - 53600
					705.50	707.50	2.00	<500 - 600
					711.00	717.50	6.50	<500 - 16400
					758.50	759.00	0.50	<500 - 2670
					784.00	787.00	3.00	<500 - 890
					812.50	815.00	2.50	<500 - 3780
AR-17-179c1	327	-68	639.5	130.5	457.50	459.00	1.50	<500 - 610
					468.00	468.50	0.50	<500 - 660
					494.50	495.00	0.50	<500 - 14300
					501.50	503.50	2.00	<500 - 42500
					507.50	508.00	0.50	<500 - 1900
					511.00	511.50	0.50	<500 - 1100
					526.00	536.00	10.00	<500 - 45000
					540.00	540.50	0.50	<500 - 2900
					543.00	543.50	0.50	<500 - 1550
					546.00	547.00	1.00	<500 - 12000
					551.00	554.00	3.00	<500 - 31000
					556.50	559.50	3.00	<500 - 6200
					564.50	565.00	0.50	<500 - 2160
					569.50	572.50	3.00	<500 - 40000
					579.00	582.00	3.00	<500 - 1480
					589.00	591.50	2.50	<500 - 3100
					596.50	598.00	1.50	<500 - 1200
					600.50	601.50	1.00	<500 - 1100
					604.50	606.50	2.00	<500 - 1000
					610.00	612.50	2.50	<500 - 1500
					616.00	617.00	1.00	<500 - 1670
AR-17-183c1	327	-68	630.5	139.6	479.50	482.00	2.50	<500 - 12000
					489.00	489.50	0.50	<500 - 50000
					500.00	501.00	1.00	<500 - >61000
					512.00	512.50	0.50	<500 - 1800
					516.00	516.50	0.50	3000 - >61000
					523.50	524.00	0.50	<500 - 720
					529.00	530.00	1.00	1000 - 48500
					534.00	534.50	0.50	<500 - 5030
					547.00	547.50	0.50	<500 - 3500
					552.00	552.50	0.50	<500 - >61000
					558.50	578.00	19.50	<500 - 20000
GAR-17-002	327	-70	884.5	124.7	210.00	211.00	1.00	<500 - 620
					464.00	465.00	1.00	<500 - 2400
					495.00	496.50	1.50	<500 - 18500
					519.50	520.50	1.00	<500 - 15000
					524.00	525.00	1.00	<500 - 7100
					530.00	531.50	1.50	<500 - 3600
					543.50	545.50	2.00	<500 - 6100
					550.50	551.50	1.00	550 - 8100
					555.00	558.50	3.50	<500 - 15000
					561.00	561.50	0.50	<500 - 1700
					572.00	572.50	0.50	<500 - 875
					589.00	596.50	7.50	<500 - 33000
					599.00	601.50	2.50	<500 - 1600
					604.00	605.50	1.50	<500 - 2060
					612.50	619.00	6.50	<500 - 3500
					623.00	625.00	2.00	<500 - 4300
					631.00	634.50	3.50	<500 - 2500
					646.50	648.50	2.00	<500 - 750
					651.50	657.00	5.50	<500 - 1600
					663.50	664.50	1.00	<500 - 1100
					667.50	669.50	2.00	<500 - >61000
					672.50	686.00	13.50	<500 - 25000
					691.00	698.50	7.50	<500 - >61000
					749.00	750.00	1.00	<500 - 27000
					769.00	771.00	2.00	<500 - 42000
					796.00	801.00	5.00	<500 - 3400
					812.00	812.50	0.50	<500 - 2600
					822.00	822.50	0.50	<500 - 860
					827.00	830.00	3.00	<500 - 5000
					839.00	839.50	0.50	<500 - 1200
GAR-17-005	80	-70	752.4	109.8	488.00	488.50	0.50	<500 - 650
					650.00	650.50	0.50	<500 - 1100
					657.50	659.50	2.00	<500 - 1300
					670.50	671.00	0.50	<500 - 610
					681.00	684.50	3.50	<500 - 2200
					704.50	705.00	0.50	<500 - 570

Parameters:

•	Maximum internal dilution 2.00 m downhole
•	All depths and intervals are metres downhole, true thicknesses are yet to be determined
•	"Anomalous" means >500 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120
•	"Off-scale" means >10,000 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120
•	Where "Min cps" is <500 cps, this refers to local low radiometric zones within the overall radioactive interval
•	Directional drilling has often resulted in mineralization intersected at a more favourable and shallower dip
Table 2: South Arrow Drill Hole Data
Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	Handheld Scintillometer Results (RS-120)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
AR-17-170c1	315	-68	420.0	N/A	243.00	252.00	9.00	<500 - 26000
					255.00	258.00	3.00	<500 - 2680
AR-17-172c1	315	-68	423.0	N/A	193.50	197.00	3.50	<500 - 1270
					201.00	201.50	0.50	<500 - 910
					227.50	235.50	8.00	<500 - 12700
					324.00	325.00	1.00	<500 - 920
AR-17-173c1	315	-68	336.0	N/A	No Anomalous Radioactivity
AR-17-174c1	315	-68	441.0	N/A	225.50	228.50	3.00	<500 - 1340
					232.50	246.50	14.00	<500 - 26600
					256.50	257.00	0.50	<500 - 540
					261.50	267.50	6.00	<500 - 1350
					284.00	285.00	1.00	<500 - 1100
					295.00	295.50	0.50	<500 - 520
					327.50	328.50	1.00	<500 - 1470
					363.00	364.00	1.00	<500 - 550
					370.50	373.00	2.50	<500 - 810
					381.50	387.00	5.50	<500 - 5390
AR-17-174c2	315	-68	510.0	N/A	220.50	221.00	0.50	<500 - 3400
					242.50	244.50	2.00	<500 - 1100
					269.00	273.50	4.50	<500 - 3450
					276.00	277.50	1.50	<500 - 1400
					420.50	421.50	1.00	<500 - 1500
					429.00	451.50	22.50	<500 - 3500
					454.00	454.50	0.50	<500 - 530
AR-17-175c1	315	-68	416.0	N/A	No Anomalous Radioactivity
AR-17-177c1	315	-68	390.0	92.7	192.00	195.50	3.50	<500 - 3350
AR-17-178c1	315	-68	381.0	N/A	149.00	154.00	5.00	<500 - >61000
					156.50	157.00	0.50	<500 - 860
					196.00	197.00	1.00	<500 - 1400
					316.50	317.50	1.00	<500 - 2000
AR-17-180c1	315	-68	384.0	91.1	247.50	248.00	0.50	<500 - 520
AR-17-181c1	315	-68	576.0	N/A	372.00	372.50	0.50	570 - 815
					512.50	513.00	0.50	<500 - 520
					520.50	526.00	5.50	<500 - 1400
AR-17-182c1	315	-68	349.0	N/A	130.50	131.50	1.00	<500 - 575
					134.50	135.50	1.00	<500 - 1300
					259.50	261.50	2.00	<500 - 1300
					273.50	274.00	0.50	<500 - 600
AR-17-184c1	315	-68	360.0	N/A	134.00	145.00	11.00	<500 - 21000
AR-17-185c1	315	-80	424.0	N/A	258.00	258.50	0.50	<500 - 1200

Parameters:

•	Maximum internal dilution 2.00 m downhole
•	All depths and intervals are metres downhole, true thicknesses are yet to be determined
•	"Anomalous" means >500 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120
•	"Off-scale" means >10,000 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120
•	Where "Min cps" is <500 cps, this refers to local low radiometric zones within the overall radioactive interval
•	Directional drilling has often resulted in mineralization intersected at a more favourable and shallower dip

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Deposit in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017. The Arrow deposit's updated mineral resource estimate with an effective date of December 20, 2016 was released in March 2017, and comprised 179.5 M lbs U3O8 contained in 1.18 M tonnes grading 6.88% U3O8 in the Indicated Mineral Resource category and an additional 122.1 M lbs U3O8 contained in 4.25 M tonnes grading 1.30% U3O8 in the Inferred Mineral Resource category.

Technical Information

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

Split core samples will be taken systematically, and intervals will be submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples sent to SRC will be analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples are analyzed for U3O8 by ICP-OES and select samples for gold by fire assay. Assay results will be released when received and after stringent internal QA/QC protocols are passed.

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource please refer to the technical report entitled "Technical Report on the Preliminary Economic Assessment of the Arrow Deposit, Rook 1 Property, Province of Saskatchewan, Canada" dated effective September 1, 2017 (the "Rook 1 Technical Report") prepared by Jason J. Cox, David M. Robson, Mark B. Mathisen, David A. Ross, Val Coetzee and Mark Wittrup, each of whom is a "qualified person" under NI 43-101. The Rook I Technical Report is available for review under the Company's profile on SEDAR at www.sedar.com.

U.S. investors are advised that while the terms "indicated resources" and "inferred resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize these terms. U.S. investors are cautioned not to assume that any part or all of the material in these categories will ever be converted into mineral reserves.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company's Annual Information Form dated March 31, 2017 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

SOURCE NexGen Energy Ltd.

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%CIK: 0001698535

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca; For Media Inquiries: Jonathan Goldberg, KCSA Strategic Communications, +1 212 896 1282, jgoldberg@kcsa.com

CO: NexGen Energy Ltd.

CNW 06:30e 30-NOV-17